Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of TFF Pharmaceuticals, Inc. on Form S-1 of our report dated February 15, 2019, with respect to our audits of the financial statements of TFF Pharmaceuticals, Inc. as of December 31, 2018 and 2017 (Predecessor) and for the period from January 24, 2018 to December 31, 2018, period from January 1, 2018 to January 23, 2018 (Predecessor) and year ended December 31, 2017 (Predecessor) which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

August 20, 2019